UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

Manhattan Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

562754101

(CUSIP Number)

Robert E. Sjogren, Esq.

Carpenter Fund Manager GP, LLC

Five Park Plaza, Suite 1100

Irvine, CA  92614-8527

(949) 261-8888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 562754101		13D

1	Names of Reporting Persons. Carpenter Community BancFund, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 340,855

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 340,855

11	Aggregate Amount Beneficially Owned by Each Reporting Person 340,855

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.77%

14	Type of Reporting Person (See Instructions) PN

* Includes 32,151 shares of the Issuer’s common stock that the Reporting Person has the right to acquire and which are not currently outstanding.

CUSIP No. 562754101		13D

1	Names of Reporting Persons. Carpenter Community BancFund-A, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,539,390*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,539,390*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,539,390*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 72.32%

14	Type of Reporting Person (See Instructions) PN

* Includes 937,583 shares of the Issuer’s common stock that the Reporting Person has the right to acquire and which are not currently outstanding.

CUSIP No. 562754101		13D

1	Names of Reporting Persons. Carpenter Community BancFund-CA, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 257,258

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 257,258

11	Aggregate Amount Beneficially Owned by Each Reporting Person 257,258

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.10%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 562754101		13D

1	Names of Reporting Persons. Carpenter Fund Manager GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,104,859*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,104,859*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,104,859*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 76.42%

14	Type of Reporting Person (See Instructions) OO

*Represents shares of common stock that are beneficially owned by Carpenter Community BancFund, LP, Carpenter Community BancFund, LP-A and Carpenter Community BancFund-CA, LP.  The Reporting Person is the General Partner of  each of such funds and disclaims beneficial ownership of such shares.

CUSIP No. 562754101		13D

1	Names of Reporting Persons. Edward J. Carpenter

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,104,859*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,104,859*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,104,859*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 76.42%

14	Type of Reporting Person (See Instructions) IN

*Represents shares of common stock that are beneficially owned by Carpenter Community BancFund, LP, Carpenter Community BancFund, LP-A and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

CUSIP No. 562754101		13D

1	Names of Reporting Persons. John D. Flemming

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,861

	8	Shared Voting Power 10,104,859*

	9	Sole Dispositive Power 1,861

	10	Shared Dispositive Power 10,104,859*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,106,720*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 76.43%

14	Type of Reporting Person (See Instructions) IN

*Represents shares of common stock that are beneficially owned by Carpenter Community BancFund, LP, Carpenter Community BancFund, LP-A and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.  Also includes 1,861 shares of common stock that the Reporting Person has the right to acquire pursuant to stock options issued by the Issuer.

CUSIP No. 562754101		13D

1	Names of Reporting Persons. Howard N. Gould

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,104,859*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,104,859*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,104,859*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 76.42%

14	Type of Reporting Person (See Instructions) IN

*Represents shares of common stock that are beneficially owned by Carpenter Community BancFund, LP, Carpenter Community BancFund, LP-A and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

CUSIP No. 562754101		13D

1	Names of Reporting Persons. Arthur A. Hidalgo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,104,859*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,104,859*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,104,859*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 76.42%

14	Type of Reporting Person (See Instructions) IN

*Represents shares of common stock that are beneficially owned by Carpenter Community BancFund, LP, Carpenter Community BancFund, LP-A and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

CUSIP No. 562754101		13D

1	Names of Reporting Persons. James B. Jones

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,104,859*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,104,859*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,104,859*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 76.42%

14	Type of Reporting Person (See Instructions) IN

*Represents shares of common stock that are beneficially owned by Carpenter Community BancFund, LP, Carpenter Community BancFund, LP-A and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock of Manhattan Bancorp (the “Company”), 2141 Rosecrans Avenue, Suite 1160, El Segundo, CA 90245.

Item 2.  Identity and Background.

Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP (the “Funds”) are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is Five Park Plaza, Suite 1100, Irvine, CA 92614-8527.

Carpenter Fund Manager GP, LLC (the “General Partner”) is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is Five Park Plaza, Suite 950, Irvine, CA 92614-8527.

Edward J. Carpenter, John D. Flemming, Howard N. Gould, Arthur A. Hidalgo and James B. Jones are each Managing Members of the General Partner. The address of their principal offices is Five Park Plaza, Suite 950, Irvine, CA 92614-8527.  Each is a United States citizen.

The Funds, the General Partner, Mr. Carpenter, Mr. Flemming, Mr. Gould, Mr. Hidalgo and Mr. Jones are collectively referred to herein as the “Reporting Persons.”

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On June 30, 2008, the Funds acquired an aggregate of 128,175 shares of the Company’s common stock pursuant to a Stock Purchase Agreement by and between the Company and the General Partner as general partner of the Funds.  The source of funds for the purchase price was the working capital of the Funds.

On December 30, 2008, the Funds acquired an aggregate of 1,371,825 shares of the Company’s common stock pursuant to a Stock Purchase Agreement by and between the Company and the General Partner as general partner of the Funds.  The source of funds for the purchase price was the working capital of the Funds.

On October 11, 2011, the Funds acquired 225,000 share of the Company’s common stock pursuant to a Stock Purchase Agreement by and between a former director of the Company and the General Partner as general partner of the Funds.  The source of funds for the purchase price was the working capital of the Funds.

On May 31, 2012, pursuant to the terms of an amended Agreement and Plan of Merger and Reorganization, the shares of Professional Business Bank common stock held by the Funds were converted into 7,442,276 shares of the Company’s common stock.  The consideration for issuance of these shares was the shares of Professional Business Bank common stock.

Item 4.  Purpose of Transaction

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons acquired the Company’s common stock as described in Item 3 for investment purposes.  The Reporting Persons intend to continually review their investment in the Company.  Depending upon the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Company, the Reporting Persons may take or propose to take, alone or in conjunction with others, including the Company, other actions intended to increase or decrease the Reporting Persons’ investment in the Company or the value of its investment in the Company, which could include one or more of the transactions or actions referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Statement, subject to the limitations in the Stock Purchase Agreement and applicable law.

Item 5.  Interest in Securities of the Company

(a)  The aggregate number and percentage of shares of Common Stock reported owned by each of the Reporting Persons herein is (i) based upon 12,252,649 outstanding shares of Common Stock of the Company as of June 18, 2012.

Beneficial Owner	Aggregate Number of Shares Owned		Percentage of Class
Carpenter Community BancFund, LP	340,855	(1)	2.77%
Carpenter Community BancFund-A, LP	9,539,390	(2)	72.32%
Carpenter Community BancFund-CA, LP	257,258		2.10%
Carpenter Fund Manager GP, LLC	10,104,859	(3)	76.42%
Edward J. Carpenter	10,104,859	(4)	76.42%
John D. Flemming	10,106,720	(4)(5)	76.43%
Howard N. Gould	10,104,859	(4)	76.42%
Arthur A. Hidalgo	10,104,859	(4)	76.42%
James B. Jones	10,104,859	(4)	76.42%

(1) Includes 32,151 shares the Reporting Person has the right to acquire under the Credit Agreement with the Company described in Item 6 below.

(2) Includes 937,583 shares the Reporting Person has the right to acquire under the Credit Agreement with the Company described in Item 6 below.

(3) Reflects shares held by the Funds over which the reporting person holds voting and dispositive authority as the General Partner of each of the Funds, including 969,734 shares that the Funds have the right to acquire.  The Reporting Person disclaims beneficial ownership of such shares.

(4) Includes a total of 9,617,275 shares owned by the Funds.  The Reporting Person is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

(5) Includes 1,861 shares of common stock that the Reporting Person has the right to acquire pursuant to stock options issued by the Issuer.

(b)  The number of shares of Common Stock as to which there is (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

(c)  Except for the transactions described in Items 3 and 4 above, no other transactions involving shares of the Company’s Common Stock were effected by the Reporting Persons hereto during the sixty days before the date of this Schedule 13D.

(d)  Except as set forth in Item 5(a), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement

Pursuant to the Stock Purchase Agreement dated May 14, 2008, the Fund acquired 128,175 shares of the Company’s common stock on June 30, 2008 and 1,371,825 shares of the Company’s common stock on December 30, 2011 at the price of $10.00 per share.

The amended Stock Purchase Agreement provides the General Partner with certain rights.  For so long has the General Partner holds securities representing 10% or more of the Company’s outstanding common stock on an as-converted basis, the Company is required (i) to elect one person designated by the General Partner and reasonably acceptable to the Company to the Board of Directors of the Bank, (ii) to recommend to its shareholders one person designated by the General Partner for election to the Board of Directors of the Company at the Company’s annual meeting; and (iii) to permit the General Partner to participate in certain offerings of common stock or securities convertible in to common stock so as to allow the General Partner to prevent dilution of its ownership.  In addition, for so long has the General Partner holds securities representing 5% or more of the Company’s outstanding common stock on an as-converted basis, the Company is required (i) to provide access to the Company’s books, records and management, (ii) to permit the General Partner to consult with and advise management of the Company on significant business issues and (iii) if the General Partner is not represented on the Company’s Board of Directors, to provide copies of materials provided to the Board.  The Stock Purchase Agreements also gives the General Partner certain piggy-back and demand registration rights.

This description is qualified by reference to the Stock Purchase Agreement, which is filed as Exhibit 2 to this Schedule and is incorporated herein by reference.

Agreement and Plan of Merger and Reorganization

On November 21, 2011, the Company and its wholly-owned subsidiary, Bank of Manhattan, N.A., a national banking association (“Bank of Manhattan”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Professional Business Bank, a California chartered commercial bank (“PBB”), CGB Holdings, Inc., a Delaware corporation (“CGBH”), and the General Partner, pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, PBB will merge with and into Bank of Manhattan with Bank of Manhattan continuing as the surviving institution (the “Merger”).  As of November 21, 2011, CGBH beneficially owned approximately 92% of the issued and outstanding common stock of PBB (“PBB Common Stock”), and the General Partner, as the general partner of the Funds, beneficially owned 100% of the issued and outstanding common stock of CGBH and approximately 44% of the Company’s issued and outstanding common stock.

Under the terms of the Merger Agreement, each outstanding share of PBB Common Stock (other than shares as to which statutory dissenters’ rights have been exercised) was converted into the right to receive a number of shares of Company Common Stock having an aggregate book value per share as of the last day of the month preceding the month in which the closing of the Merger occurs (the “Determination Date”) equal to the book value per share of the PBB Common Stock as of the Determination Date.  The Merger was completed on May 31, 2012, and each share of Professional Business Bank common stock was converted into the right to receive 1.7991 shares of the Company’s common stock.  As a result, the Funds acquired 7,442,276 shares of the Company’s common stock upon conversion of their shares of Professional Business Bank common stock.

The foregoing description of the Merger Agreement is only a summary and is qualified in its entirety by reference to the Merger Agreement and Amendment No. 1 thereto, which are filed as Exhibits 4 and 5 to this Schedule and are incorporated herein by reference.

Credit Agreement

On July 25, 2011, the Company entered into a credit agreement (the “Credit Agreement”) with Carpenter Fund Management Company, LLC, , which is an affiliate of the General Partner, as administrative agent (“Agent”) and Carpenter Community Bancfund, L.P. and Carpenter Community Bancfund-A, L.P., as lenders (the “Lenders”). The Credit Agreement provides for (i) an initial loan to Manhattan Bancorp in the amount of $5.0 million and (ii) a subsequent loan to Manhattan Bancorp in the amount of $2.0 million (the “Optional Loan”) to be made at the sole and exclusive option of the Lenders at the written request of Manhattan Bancorp given not later than November 30, 2011. Manhattan Bancorp received the proceeds from the Initial Loan on July 26, 2011. The Optional Loan was not requested.

As amended, the Credit Agreement grants each of the Company and the Agent the option to convert all or any portion of the unpaid principal balance of the loans outstanding under the Credit Agreement (but not more than $4.0 million, in the aggregate) into shares of common stock of the Company, with the number of shares of common stock to be issued upon conversion to be equal to the quotient obtained by dividing (a) the principal amount to be so converted by (b) the book value per share of the Company’s common stock determined in accordance with the Merger Agreement, which was $4.23. This conversion option may be exercised prior to September 15, 2012 and at any time commencing on or after the earlier of (i) 10 business days after the closing of the rights offering to be conducted by Manhattan Bancorp pursuant to the terms of the merger agreement after the closing of the Merger; or (ii) September 1, 2012.  The maturity date of the loans outstanding under the Credit Agreement is September 15, 2012.  As of June 15, 2012, the unpaid principal balance of the loans was $5.0 million giving the Fund the right to acquire up to 945,626 additional shares of the Company’s common stock on conversion of up $4.0 million of such amount.

Item 7.  Materials to be Filed as Exhibits.

Reference is made to the Exhibit Index to this Schedule 13D, the contents of which are incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	June 20, 2012

CARPENTER COMMUNITY BANCFUND, LP

By: Carpenter Fund Manager GP, LLC

		By:	/s/ John D. Flemming
			Name:	John D. Flemming
			Title:	Managing Member

CARPENTER COMMUNITY BANCFUND-A, LP

By: Carpenter Fund Manager GP, LLC

		By:	/s/ John D. Flemming
			Name:	John D. Flemming
			Title:	Managing Member

CARPENTER COMMUNITY BANCFUND-CA, LP

By: Carpenter Fund Manager GP, LLC

		By:	/s/ John D. Flemming
			Name:	John D. Flemming
			Title:	Managing Member

CARPENTER FUND MANAGER GP, LLC

		By:	/s/ John D. Flemming
			Name:	John D. Flemming
			Title:	Managing Member

/s/ Edward J. Carpenter*
Edward J. Carpenter

/s/ John D. Flemming*
John D. Flemming

/s/ Howard N. Gould*
Howard N. Gould

/s/ Arthur A. Hidalgo*
Arthur A. Hidalgo

/s/ James B. Jones*
James B. Jones

* By Robert E. Sjogren, attorney-in-fact

Exhibit Index

Exhibit	Document

1

Joint Filing Agreement, dated June 20, 2012, among Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP, Carpenter Community BancFund-CA, LP, Carpenter Fund Manager GP, John D. Flemming, Howard Gould and James B. Jones

2

Stock Purchase Agreement dated May 14, 2008 between the Company and Carpenter Fund Manager GP, LLC on behalf of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. and Carpenter Community BancFund-CA, L.P. (Incorporated by reference to Exhibit 99.2 of the Manhattan Bancorp’s Form 8-K filed on May 16, 2008)

3

Agreement and Plan of Merger and Reorganization, dated November 21, 2011, among Carpenter Fund Manager GP, LLC, Manhattan Bancorp, Bank of Manhattan, NA, CGB Holdings, Inc. and Professional Business Bank (incorporated by reference to Exhibit 2.1 of the Manhattan Bancorp’s Form 8-K filed on November 23, 2011).

4

First Amendment to Agreement and Plan of Merger and Reorganization, dated as of January 18, 2012, among Carpenter Fund Manager GP, LLC, Manhattan Bancorp, Bank of Manhattan, N.A., CGB Holdings, Inc. and Professional Business Bank (incorporated by reference to Exhibit 2.1 to Manhattan Bancorp’s Form 8-K filed with the SEC on January 20, 2012).

5

Credit Agreement dated as of July 25, 2011, by and among Manhattan Bancorp, Carpenter Fund Management Company, LLC, as administrative agent, and Carpenter Community Bancfund, L.P. and Carpenter Community Bancfund-A, L.P., as lenders (incorporated by reference to Exhibit 10.1 to Manhattan Bancorp’s Form 8-K filed with the SEC on July 29, 2011).

6

First Amendment to Credit Agreement, dated as of November 21, 2011, among Manhattan Bancorp, the lenders party thereto and Carpenter Fund Management Company, LLC, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to Manhattan Bancorp’s Form 8-K filed with the SEC on November 23, 2011).

7

Second Amendment to Credit Agreement, dated as of January 18, 2012, among Manhattan Bancorp, the lenders party thereto and Carpenter Fund Management Company, LLC, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to Manhattan Bancorp’s Form 8-K filed with the SEC on January 20, 2012).

8	Power of Attorney dated June 20, 2012 appointing Robert E. Sjogren as attorney-in-fact for Edward J. Carpenter

9	Power of Attorney dated June 20, 2012 appointing Robert E. Sjogren as attorney-in-fact for John D. Flemming

10	Power of Attorney dated June 20, 2012 appointing Robert E. Sjogren as attorney-in-fact for Howard N. Gould

11	Power of Attorney dated June 20, 2012 appointing Robert E. Sjogren as attorney-in-fact for Arthur A. Hidalgo

12	Power of Attorney dated June 20, 2012 appointing Robert E. Sjogren as attorney-in-fact for James B. Jones